Filed by Green Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Green Bancorp, Inc.
Commission File No: 001-36580

As our Banks merge, the journey on our Road to Success gets smoother. Combined, we will become better, smarter and stronger, as One!

In pursuit of building the best metropolitan bank in Texas, Veritex Holdings, Inc. has entered into a definitive agreement to merge with Green Bank. As our two banks combine, it is critical that everyone clearly understands the “who, what, when, and how” of our shared transition plan. In the days and weeks to come we will be sending you a constant stream of communications and updates. These communications will outline and define the mission and strategies of Veritex Community Bank, as well as answer your frequently asked questions.

An Executive Steering Committee will be formed to develop the transition plan. The committee will be compromised of executive leaders from both banks. They will set the strategic direction and provide oversight and guidance for integration of our two great banks. The Integration is being led by Terry Earley, Chief Financial Officer of Green Bank along with LaVonda Renfro, Chief Administrative Officer of Veritex Bank, and Michael Bryan, Chief Information Officer of Veritex Bank. This Committee and their support teams will be providing subject matter expertise, driving integration projects and activities, formulating recommendations, and ensuring a smooth transition through all facets of the integration process. There will be additional Task-Force Teams focused on credit, commercial lending, system conversion, and operations and communications, to name a few.

We will do everything we can to keep you informed throughout the integration process. To get you this information we are planning town hall meetings, email announcements, human resources department led meetings, focus groups, and one-on-one meetings. We are planning events which include leadership team “meet and greet” opportunities. We also plan to communicate a list of frequently asked questions (FAQS) in the coming weeks

As two of the fastest growing banks in Texas, complicated integrations are familiar to most of us. As always, we ask both Veritex and Green Bank employees to keep an open mind about new or different ways of doing things. Take this merger as an opportunity to learn new things and assist your colleagues (new and old) in making the necessary changes so that we all succeed. Most importantly, throughout the integration process continue to serve our customers to our usual high-standards.

The road ahead may seem bumpy, but the destination is certainly worth it. Together there is a great future for Veritex and Green Bank. With our dynamic leadership and growth record, we can continue to build one of Texas’ great banking institutions. With your help and dedication, Veritex and Green Bank will together benefit our shareholders, customers and communities for years to come.

Kind regards,

/s/ C. Malcolm Holland, III	/s/ Manuel J Mehos
C. Malcolm Holland, III	Manuel J Mehos
Chairman, CEO & President	Chairman of the Board

Important Additional Information will be Filed with the SEC

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Veritex of Green. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the proposed transaction, Green plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a joint proxy statement of Green and Veritex and a prospectus of Veritex (the “Joint Proxy/Prospectus”), and each of Green and Veritex may file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy/Prospectus will be mailed to shareholders of Veritex and Green. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BY GREEN AND VERITEX, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC by Veritex Green and Veritex through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Green Bancorp, Inc., 4000 Greenbriar Street, Houston, Texas 77098, or by directing a request to Veritex Holdings, Inc., 8214 Westchester Drive, Suite 400, Dallas, Texas 75225.

Participants in the Solicitation

Green, Veritex and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Green or Veritex in respect of the proposed transaction. Information regarding Green’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018, and information regarding Veritex’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 3, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-looking Statements

This Current Report on Form 8-K includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, without limitation, statements relating to the impact Veritex expects its proposed acquisition of Green to have on the combined entity’s operations, financial condition, and financial results, and Veritex’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies Veritex expects to realize as a result of the proposed acquisition. The forward-looking statements also include statements about Green, Veritex and the combined entity’s future financial performance, business and growth strategy, projected plans and objectives, as well as other projections based on macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing.

Further, certain factors that could affect future results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in Veritex’s share price before closing, that the businesses of Green and Veritex will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom Green or Veritex have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of Veritex common stock to be issued in the transaction, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; economic conditions; customer borrowing, repayment, investment and deposit practices; customer disintermediation; competitive conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and other factors, many of which are beyond the control of Veritex and Green. We also refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Green’s Annual Report on Form 10-K filed by Green for the year ended December 31, 2017, Veritex’s Annual Report on Form 10-K for the year ended December 31, 2017 and any updates to those risk factors set forth in Green’s and Veritex’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. If one or more events related to these or other risks or uncertainties materialize, or if Green’s and Veritex’s underlying assumptions prove to be incorrect, actual results may differ materially from what Green or Veritex anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. Neither Green nor Veritex undertakes any obligation, and specifically declines any obligation, to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. All forward-looking statements, expressed or implied, included in this Current Report on Form 8-K are expressly qualified in their entirety by the cautionary statements contained or referred to herein.